March 14, 2017

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn: Anne Nguyen Parker, Esq. and Donald E. Field, Esq.

Re:	Imperial Garden & Resort, Inc.
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted On December 29, 2016
CIK No. 0001688470

Dear Ms. Parker and Mr. Field:

Please find below responses to certain questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated January 12, 2017 (the “Comment Letter”) relating to the draft registration statement and the first amendment thereto (the “Amended Registration Statement 1”), which were submitted to the Commission by Imperial Garden & Resort, Inc. (the “Company” or “we”) on October 28, 2016 and December 29, 2016, respectively. Also enclosed is Amendment No.2 to the Registration Statement on Form F-1 (the “Amended Registration Statement 2”).

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated.

Registration Statement Cover Page

Comment:

1. We note your response to our prior comment 3 and reissue. Please refer to the last paragraph. Please move the “Subject to Completion” legend to the prospectus cover page. Please also revise so that the legend matches the language contained in Item 501(b)(10) of Regulation S-K. In this regard, we note that you included a legend in the prospectus summary and not on the prospectus cover page. We also note that an incorrect legend is still on the bottom of the registration statement cover page.

Response:

The Amended Registration Statement 2 has been revised to address the Staff’s comment. Please see page ii of the Amended Registration Statement 2.

Prospectus Cover Page

Comment:

2. Please refer to the fifth paragraph. We note that the second sentence references that the offering period will be up to 90 days and the last sentence references that the offering period will be up to 120 days. Please reconcile and revise as applicable.

Response:

The Amended Registration Statement 2 has been revised to reconcile the discrepancy mentioned in the Staff’s comment. Please see the page ii of the Amended Registration Statement 2.

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Prospectus Summary, page 2

Summary of Financial Operations, page 5

Comment:

3. Please revise the second paragraph to also disclose the amounts owed to related parties and shareholders of $2,910,615 and $45,805,075, respectively, as of June 30, 2016.

Response:

The disclosure requested in the Staff’s comment has been included in the Amended Registration Statement 2. Please review page 6 of the Amended Registration Statement 2.

Taxation, page 98

Comment:

4. Please file tax opinions with respect to the British Virgin Islands and Republic of China tax consequences described in this section. Refer to Item 601(b)(8) of Regulation S-K. In the alternative, please tell us why you believe that such tax consequences are not material to an investor in this offering. Refer to Section III.A.2 of Staff Legal Bulletin No. 19.

Response:

The draft form of the tax opinion on the British Virgin Islands tax consequences and the tax opinion of the Republic of China tax consequences have been included with the Amended Registration Statement 2 as Exhibit 8.1 and 8.2. Copies of such draft form of the tax opinion and tax opinion are also attached herein as Exhibit 8.1 and 8.2. The final executed and dated copy of the tax opinion on the British Virgin Islands tax consequences will be included in a later version of the Registration Statement.

Undertakings, page II-3

Comment:

5. We note your response to our prior comment 23 and reissue in part. Please revise to include all undertakings required by Item 512 of Regulation S-K. In this regard, we note that you have not provided the undertakings required by Item 512(a)(6).

Response:

The undertakings are updated to address the Staff’s comment. Please see page II-3 in the Amended Registration Statement 2.

Signatures, page II-4

Comment:

6. We note your response to our prior comment 24 and reissue in part. Please revise the second half of your signature page to include the signature of your principal executive officer, principal financial officer and controller or principal accounting officer. To the extent that someone has signed in more than one capacity, indicate each capacity in which he has signed. Refer to Instructions for Signatures on Form F-1. In this regard, we note that Young-Yi Hsiao and Yu-Wen Keng signed on behalf of the company and not in their individual capacities on the second half of the signature page. We also note that Fun-Ming Lo’s signature line on the second half of the signature page does not include his Chief Executive Officer designation. Please revise as applicable.

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Response:

The Signature Page has been revised and updated according to the Staff’s comment as referred to herein. Please see page II-4 of the Amended Registration Statement 2.

Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel, Jay Kaplowitz, Esq., Cheryll Calaguio, Esq. and Huan Lou, Esq. of Sichenzia Ross Ference Kesner LLP at (212) 930-9700.

Very truly yours,
Imperial Garden & Resort, Inc.

By:	/s/ Fun-Ming Lo
Fun-Ming Lo
Chief Executive Officer

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EXHIBITS

Exhibit 8.1

Our ref: GFW/RBM/719479.01

Subject to review and amendment

Draft dated 9 March 2017

Imperial Garden & Resort, Inc. 106 Zhouzi Street 4th Floor, 4E Rouhu District Taipei, Taiwan (Republic of China) 11493

[ ] 2017

Dear Sirs

Imperial Garden & Resort, Inc. (the "Company")

We have acted as counsel as to British Virgin Islands law to the Company to provide this legal opinion in connection with the Company's registration statement on Form F-1, including all amendments or supplements thereto, filed with the United States Securities and Exchange Commission (the "Commission") under the United States Securities Act of 1933 (the "SEC Act"), as amended, (Registration No. [*]) (the "Registration Statement") in respect of the proposed initial offering (the "IPO") of the Company's [American Depositary Shares representing [*] ordinary shares] in the Company, par value US$0.01 per share (the "Shares"). Such public offering is being underwritten pursuant to an underwriting agreement (the "Underwriting Agreement") among Yao-The International Development Company, Ltd. and the underwriters named therein. This opinion is given in accordance with the terms of the Legal Matters section of the Form F-1.

1	Documents Reviewed

We have reviewed originals, copies, drafts or conformed copies of the following documents:

1.1	The public records of the Company on file and available for public inspection at the Registry of Corporate Affairs in the British Virgin Islands (the "Registry of Corporate Affairs") on [ ] 2017[1], including the Company's Certificate of Incorporation and its Memorandum and Articles of Association (the "Memorandum and Articles").

1.2	The records of proceedings on file with and available for inspection on [ ] 2017[2] at the British Virgin Islands High Court Registry (the "High Court Registry").

[1]	This will be the date of issue of our opinion
[2]	This will be the date of issue of our opinion

1.3	The written resolutions of the board of directors of the Company dated [ ] 2017 (the "Resolutions").

1.4	A Certificate of Good Standing issued by the Registrar of Corporate Affairs in the British Virgin Islands (the "Certificate of Good Standing").

1.5	A Certificate of Incumbency dated [ ] 2017, issued by Maples Corporate Services (BVI) Limited, the Company's registered agent, (a copy of which is attached as Annexure A) (the "Registered Agent's Certificate").

1.6	The Registration Statement.

2	Assumptions

The following opinions are given only as to, and based on, circumstances and matters of fact existing and known to us on the date of this opinion letter. These opinions only relate to the laws of the British Virgin Islands which are in force on the date of this opinion letter. In giving the following opinions we have relied (without further verification) upon the completeness and accuracy, as at the date of this opinion letter, of the Registered Agent's Certificate and the Certificate of Good Standing. We have also relied upon the following assumptions, which we have not independently verified:

2.1	Copies of documents, conformed copies or drafts of documents provided to us are true and complete copies of, or in the final forms of, the originals.

2.2	All signatures, initials and seals are genuine.

2.3	There is no contractual or other prohibition or restriction (other than as arising under British Virgin Islands law) binding on the Company prohibiting or restricting it from entering into and performing its obligations under the Underwriting Agreement or and the Registration Statement.

2.4	The Memorandum and Articles remain in full force and effect and are unamended.

2.5	The Company has not entered into any charges over any of its property or assets other than those entered in the register of charges, or contemplated by the Underwriting Agreement and the Registration Statement.

2.6	The Resolutions were signed by all the directors in the manner prescribed in the Memorandum and Articles of the Company, including as to the disclosure of any director's interests in the Underwriting Agreement and the Registration Statement, and have not been amended, varied or revoked in any respect.

2.7	The authorised shares of the Company as set out in the Memorandum and Articles has not been amended.

2.8	The members of the Company (the "Members") have not restricted or limited the powers of the directors of the Company in any way.

2.9	The directors of the Company at the date of the Resolutions and at the date of this certificate were and are as follows: [Ta-Chih Kuo, Fun-Ming Lo, Wei-Yan Teng and Jung-Shium Wan].

2.10	The minute book and corporate records of the Company as maintained at its registered office in the British Virgin Islands and on which the Registered Agent's Certificate were prepared are complete and accurate in all material respects, and all minutes and resolutions filed therein represent a complete and accurate record of all meetings of the Members and directors (or any committee thereof) (duly convened in accordance with the Memorandum and Articles) and all resolutions passed at the meetings, or passed by written resolution or consent, as the case may be.

2.11	There is nothing contained in the minute book or corporate records of the Company (which we have not inspected) which would or might affect the opinions set out below.

2.12	No invitation has been or will be made by or on behalf of the Company to the public in the British Virgin Islands to subscribe for any of the Shares.

2.13	No monies paid to or for the account of any party under the Underwriting Agreement and the Registration Statement represent or will represent proceeds of criminal conduct (as defined in the Proceeds of Criminal Conduct Act, 1997).

2.14	The Company will receive money or money's worth in consideration for the issue of the Shares, and none of the Shares were or will be issued for less than par value.

2.15	The Company is not a sovereign entity of any state and is not a subsidiary, direct or indirect of any sovereign entity or state.

2.16	There is nothing under any law (other than the laws of the British Virgin Islands) which would or might affect the opinions set out below.

Save as aforesaid we have not been instructed to undertake and have not undertaken any further enquiry or due diligence in relation to the transaction the subject of this opinion.

3	Opinions

Based upon, and subject to, the foregoing assumptions and the qualifications set out below, and having regard to such legal considerations as we deem relevant, we are of the opinion that:

3.1	The Company is a company limited by shares incorporated with limited liability under the BVI Business Companies Act (as amended) (the "BC Act"), is in good standing at the Registry of Corporate Affairs, is validly existing under the laws of the British Virgin Islands and possesses the capacity to sue and be sued in its own name.

3.2	The issue of the Shares by the Company as contemplated by the Registration Statement has been authorised, and when issued and paid for in the manner described in the Underwriting Agreement and the Registration Statement and in accordance with the Resolutions, such Shares will be legally issued, fully paid and non-assessable. As a matter of British Virgin Islands law, a share is only issued when it has been entered in the register of members of the Company.

3.3	The authorised shares of the Company are 200,000,000 shares of one class of US$0.01 par value each.

3.4	The statements under the caption "Taxation" in the Registration Statement, to the extent that they constitute statements of British Virgin Islands law, are accurate in all material respects and that such statements, to the extent they are statements of legal conclusions, constitute our opinion.

4	Qualifications

The opinions expressed above are subject to the following qualifications:

4.1	To maintain the Company in good standing under the laws of the British Virgin Islands, annual filing fees must be paid to the Registry of Corporate Affairs.

4.2	Under section 42 of the Act, the entry of the name of a person in the register of members of a company as a holder of a share in a company is prima facie evidence that legal title in the share vests in that person. A third party interest in the shares in question would not appear. An entry in the register of members may yield to a court order for rectification (for example, in the event of inaccuracy or omission).

4.3	Except as specifically stated herein, we make no comment with respect to any representations and warranties which may be made by or with respect to the Company in any of the documents or instruments cited in this opinion or otherwise with respect to the commercial terms of the transactions the subject of this opinion.

4.4	In this opinion, the phrase "non-assessable" means, with respect to the Shares in the Company, that a shareholder shall not, solely by virtue of its status as a shareholder, be liable for additional assessments or calls on the Shares by the Company or its creditors (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstance in which a court may be prepared to pierce or lift the corporate veil).

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to our firm under the heading "Legal Matters" in the prospectus included in the Registration Statement. In providing our consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the SEC Act or the rules and regulations of the Commission thereunder.

This opinion is addressed to you and may be relied upon by you, your counsel and purchasers of Shares pursuant to the Registration Statement. This opinion is limited to the matters detailed herein and is not to be read as an opinion with respect to any other matter.

Yours faithfully

Maples and Calder

Annexure A

Registered Agent's Certificate

Exhibit 8.2

Standards of Tax Withholding Rates for Various Incomes

According to Tai-Cai-Shui-Zi No. 10400737840 Decree issued by Ministry of Finance on January 6, 2016, Standards of Withholding Rates for Various Incomes of Article 4 specifies: “The net dividends or profit distributed to a profit-seeking enterprise having its head office outside the territory of the R.O.C. from investment in an enterprise within the territory of the R.O.C. shall be withheld at a rate of 20% of the amount distributed by the withholder when payment is made.” Therefore, for the profit-seeking enterprise invested by BVI within the territory of the R.O.C., when the burden of taxation refers to the income from the dividends distributed by the profit-seeking enterprise to BVI, then a tax of 20% of the income from the dividends shall be withheld.

Signature of the certifier

/s/ Jung Shium Wan

Name of the certifier : Jung Shium Wan

Title/position : CPA

Taiwan ID:1814

Texas ID:062021

Date : September 8,2016

Address : 5th floor-2,No 916 Chung Hua Road, Tou Fen City 35159,MiaoLi County, Taiwan

Telephone : 886(3)7691500

Fax : 886(3)7691501